UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )

                               G-III APPAREL GROUP LTD
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                     36237H101
                                   (CUSIP Number)

                                   May 31, 2007

              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[] Rule 13d-1(b)

[x ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36237H101

1. Name of Reporting Person: Buckingham Capital Management Incorporated. IRS Identification No. of above person: 13-3276152

2.  Check the Appropriate Box if a Member of a Group:


3.  SEC Use Only

4.  Citizenship or Place of Organization:  Delaware

    Number of Shares			5. Sole Voting Power: 2,040,042
    Beneficially Owned
    By Each Reporting			6. Shared Voting Power: 0
    Person With
					7. Sole Dispositive Power: 2,040,042

					8. Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,040,042

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

11. Percent of Class Represented by Amount in Row (9): 12.46%

12. Type of Reporting Person: IA

CUSIP No.  36237H101

1. Name of Reporting Person: Buckingham Research Group Incorporated IRS Identification No. of above person: 13-3134008

2.  Check the Appropriate Box if a Member of a Group:

3.  SEC Use Only

4.  Citizenship or Place of Organization:  Delaware

    Number of Shares			5. Sole Voting Power: 2,040,042
    Beneficially Owned
    By Each Reporting			6. Shared Voting Power: 0
    Person With
					7. Sole Dispositive Power: 2,040,042

					8. Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,040,042

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

11. Percent of Class Represented by Amount in Row (9): 12.46%

12. Type of Reporting Person: BD
Schedule 13G of Buckingham Capital Management Incorporated and Buckingham Research Group Incorporated with respect to the Class A common stock
(the "Common Shares")of G-III APPAREL GROUP LTD (the "Company").

	Item 1(a)	Name of Issuer: G-III APPAREL GROUP LTD

	Item 1(b)	Address of Issuer's Principal Executive Offices:
			512 17th Avenue, New York, New York 10018

	Item 2(a)	Name of Persons Filing:
			This statement is being filed by Buckingham Capital
			Management Incorporated and Buckingham Research Group
			Incorporated.  Buckingham Capital is a registered investment
			adviser which acts as the general partner and investment manager
			for various private investment funds and which also manages
			other accounts on a discretionary basis.  Buckingham Research,
			a registered broker-dealer, is the parent company of Buckingham
			Capital and thus may be deemed to be the beneficial owner of
			the securities reported herein.

	Item 2(b)	Address of Principal Business Office or, if none,
			Residence: 750 Third Avenue, Sixth Floor,
			New York, NY 10017

	Item 2(c)	Citizenship:
			Each of Buckingham Capital Management Incorporated and Buckingham Research Group Incorporated is a Delaware corporation

	Item 2(d)	Title of Class of Securities: Common Stock

	Item 2(e)	CUSIP Number: 36237H101

	Item 3		If this statement is filed pursuant to Rule
			240.13d-1(b) or 240.13d-2(b) or (c), check
			whether the person filing is a:

		(a) 	[x] Broker or dealer registered under section 15 of
			the Act (15 U.S.C. 78o)
		(b)	[ ] Bank as defined in section 3(a)(6) of the Act
			(15 U.S.C. 78c).
		(c) 	[ ] Insurance company as defined in section 3(a)(19)
			of the Act (15 U.S.C. 78c).
		(d) 	[ ] Investment company registered under section 8 of
			the Investment Company Act of 1940 (15 U.S.C. 80a-8).
		(e) 	[x] An investment adviser in accordance with Rule
			240.13d-1(b)(1)(ii)(E);
		(f) 	[ ] An employee benefit plan or endowment fund in
			accordance with Rule 240.13d-1(b)(1)(ii)(F);
		(g) 	[ ] A parent holding company or control person in
			accordance with Rule 240.13d-1(b)(1)(ii)(G);
		(h) 	[ ] A savings associations ad defined in Section 3(b)
			of the Federal Deposit Insurance Act (12 U.S.C. 1813);
		(i) 	[ ] A church plan that is excluded from the definition
                        of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                (j)     [ ] Group, in accordance with Rule 240.13d-1(b)
			(1)(ii)(J).

	Item 4	Ownership

		(a) Amount Beneficially Owned:  2,040,042

                (b) Percent of class: 12.46% (based on the 16,374,000 Common
		    Shares reported to be outstanding on Bloomberg as of 05/31/07).

		(c) Number of shares as to which the person has:

		(i)  Sole power to vote or to direct the vote: 2,040,042
		(ii) Shared power to vote or to direct the vote: 0
		(iii)Sole power to dispose or to direct the disposition of:
		     2,040,042
                (iv) Shared power to dispose or to direct the disposition of: 0

	Item 5	Ownership of Five Percent or less of a Class: x


        Item 6	Ownership of More than Five Percent on Behalf of Another Person:
		Not applicable.

	Item 7	Identification and Classification of the Subsidiary, Which
		Acquired the Security, Being Reported on By the Parent Holding
		Company: Not applicable.

	Item 8	Identification and Classification of Members of the Group:
		Not applicable.

	Item 9	Notice of Dissolution of Group: Not applicable.

	Item 10	Certification (if filing pursuant to Rule 240.13d-1(b)):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Dated:  June 11, 2007


					BUCKINGHAM CAPITAL MANAGEMENT, INC.
					BUCKINGHAM RESEARCH GROUP INCORPORATED



					By:/s/David B. Keidan
					David B. Keidan, President